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                                                                     Exhibit D-3

                                      FERC
                                     ORDER
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                               89 FERC P. 61, 28 8
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners: James J. Hoecker, Chairman;
                      Vicky A. Bailey, William L. Massey,
                      Linda Breathitt, and Curt Hebert, Jr.

Southern Indiana Gas and Electric Company,              Docket No. EC99-106-000
  Indiana Energy, Inc. and
  Vectren Corporation

                         ORDER APPROVING DISPOSITION OF
                            JURISDICTIONAL FACILITIES

                           (Issued December 20, 1999)

1. Introduction

      On August 13, 1999, Southern Indiana Gas and Electric Company (Southern Indiana), a wholly-owned subsidiary of SIGCORP, Inc. (SIGCORP), Indiana Energy, Inc. (Indiana Energy), and Vectren Corporation (Vectren) (collectively, Applicants), filed an application pursuant to section 203 of the Federal Power Act(1) requesting Commission authorization for the disposition of jurisdictional facilities. As a result of the proposed transaction, SIGCORP will be merged into Vectren and Southern Indiana will become a wholly-owned subsidiary of Vectren. Similarly, Indiana Energy will be merged into Vectren and Indiana Energy's four subsidiaries will become subsidiaries of Vectren. The Commission will approve the transaction as consistent with the public interest. As discussed below, the Commission concludes that the transaction will not adversely affect competition, rates, or regulation.

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      (1) 16 U.S.C. ss. 824b(1994).
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Docket No. EC99-106-000               - 2 -


II. Background

      A. Southern Indiana and SIGCORP

      Southern Indiana, a wholly-owned subsidiary of SIGCORP,(2) is engaged in the generation, transmission, distribution and sale of electric energy, as well as the purchase of natural gas and its transportation, distribution and sale in a service area covering all or parts of ten counties in southwestern Indiana. Southern Indiana provides electric services to approximately 124,000 customers and provides retail gas service to approximately 108,335 customers in southwestern Indiana. Southern Indiana also operates 2,932 miles of gas transmission and distribution lines and three underground gas storage fields.

      Southern Indiana and SIGCORP jointly have ten wholly-owned subsidiaries:
Southern Indiana Properties, Inc.; Energy Systems Group, Inc.,; Southern Indiana Minerals, Inc.; SIGCORP Energy Services, Inc.; SIGCORP Capital, Inc.; SIGCORP Fuels, Inc.; SIGCORP Power Marketing, Inc., SIGCORP Communications Services, Inc.; SIGCORP Advance Communications, Inc.; and SIGCORP Environmental Services, Inc.

      B. Indiana Energy

      Indiana Energy is an exempt public utility holding company with subsidiaries and affiliates engaged in natural gas marketing and distribution as well as marketing of electric power and services. Indiana Energy has four wholly-owned subsidiaries, Indiana Gas, IEI Services, LLC, IEI Capital Corporation, and IEI Investments, Inc. Indiana Gas provides natural gas to 490,000 customers throughout Indiana. In addition, Indiana Gas owns two local gas distribution companies, Richmond Gas Corporation and Terre Haute Gas, Inc., both of which are operationally combined, and do business under the name Indiana Gas Company, Inc. IEI Services provides support services to Indiana Energy. IEI Capital Corporation carries out the financing. IEI Investments, Inc. conducts the operations of Indiana Energy's other businesses. IEI Investments has three subsidiaries, IGC Energy, Inc., Energy Realty, Inc. and Energy Financial Group, Inc. IGC Energy

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      (2) SIGCORP is an exempt public utility holding company under section
3(a)(1) of the Public Utility Holding Company Act (PUHCA), 15 U.S.C. ss. 79c
(1994). On November 7, 1995, the Commission approved the corporate restructuring of Southern Indiana whereby Southern Indiana became a wholly-owned subsidiary of SIGCORP. See 73 FERC P. 62,090 (1995).
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Docket No. EC99-106-000               - 3 -


owns a 50% interest in ProLiance Energy (ProLiance).(3) ProLiance provides gas supplies to Indiana Gas. It has received authorization from the Commission to operate as a power marketer.(4)

      C. Vectren

      Vectren is a newly-formed corporation, which will conduct the business of SIGCORP and Indiana Energy.

      D. Description of the Proposed Merger

      Under the terms of the Agreement and Plan of Merger between Indiana Energy, SIGCORP and Vectren, Indiana Energy and SIGCORP will be merged into Vectren, which will continue as the surviving corporation. Under the terms of the Agreement, the common stock of Indiana Energy will be converted into the right to receive one share of Vectren common stock and the common stock of SIGCORP will be converted into the right to receive 1.333 shares of Vecren common stock. The former shareholders of SIGCORP will own 51.4% of the common stock of Vecren and the remaining 48.6% will be owned by the former shareholders of Indiana Energy. In addition, Vecren will own all of the common stock of Southern Indiana and also become the indirect owner of a 50% interest in ProLiance. Each SIGCORP subsidiary, including Southern Indiana, will continue to provide the same products and services it provided before the merger.

III. Notice of Filing and Interventions

      Notice of the Applicants' filing was published in the Federal Register, 64 Fed. Reg. 46,369 (1999), with motions to intervene and protests due on or before October 13, 1999. Timely motions to intervene and protests were filed by the Indiana Office of Utility Consumer Counselor (IOUCC) and Huntingburg Municipal Utilities (Huntingburg). Applicants filed an answer to the protests. IOUCC and Huntingburg filed responses to Applicants' answer. Applicants also filed an additional response to IOUCC's response. We address intervenors' protests and subsequent responses below.

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      (3) The other 50% interest in ProLiance is owned by a non-affiliated firm.

      (4) On January 16, 1997, the Director, Division of Rate Applications, Office of Electric Power Regulation, pursuant to delegated authority under 18 C.F.R. ss. 375.308 (1999) authorized ProLiance to engage in wholesale electric power and energy at market-based rates.
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Docket No. EC99-106-000               - 4 -


IV. Discussion

      A. Procedural Matters

      Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (1999), the timely, unopposed motions to intervene of IOUCC and Huntingburg serve to make them parties to this proceeding. Although we do not generally permit answers to protests and answers to answers,(5) we will allow them in this case since they have helped to clarity the issues.

      B. Standard of Review

      Section 203(a) of the FPA provides, in relevant part, as follows:

      No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. ss. 824b(a) (1994). Under section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." Id.

      In 1996, the Commission issued a Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers.(6) The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

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      (5) See 18 C.F.R. ss. 385.213 (1999).

      (6) See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. P. 31,044 at 30,117-18 (1996), order on reconsideration, Order No. 592-A 62 Fed. Reg. 33,341 (1997), 79 FERC P. 61,321 (1997) (Merger
Policy Statement).
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Docket No. EC99-106-000               - 5 -


      For the reasons discussed below, we find that Applicants' proposed transaction, together with Applicants' proposed commitments, and as conditioned below, is consistent with the public interest. Accordingly, we will approve the merger without further investigation.

      C. Effect on Competition

            1. Applicants' Analysis

      The Applicants state that the proposed merger presents no horizontal issues because Indiana Energy owns no electric generation or transmission assets. (7) Therefore, Applicants focus on the vertical aspects of their proposed merger associated with the consolidation of Southern Indiana's electric generation/gas distribution and Indiana Energy's gas distribution interests. Applicants conclude that the proposed merger would not adversely affect competition through raising rivals' costs, anticompetitive coordination or regulatory evasion because: (1) upstream relevant delivered gas markets are competitive; (2) the merged company would serve only a small amount of rival gas-fired generation located in relevant markets; and (3) natural gas is used to produce only a de minimus amount of the relevant downstream product (electricity).

      In regard to upstream markets, Applicants identify delivered natural gas as the relevant product and define the relevant geographic market as Southern and Central Indiana, an area encompassing both companies' affiliated gas distribution service areas. They compute market shares for delivered gas suppliers using the sum of "uncommitted" and release capacity and analyze market concentration under a number of different scenarios and sensitivity analyses. Applicants state that these scenarios and sensitivities test the effect of their assumptions on the scope of the geographic market.(8) In all cases,

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      (7) As noted above, Indiana Energy indirectly holds a 50% interest in
ProLiance, a gas and electric power marketer. However, Applicants note that ProLiance does not own or control any generation or transmission assets or hold power purchase contracts with durations longer than one year. Application at 6-7.

      (8) These scenarios involve: (1) including capacity on all five pipelines serving the market versus capacity on the three pipelines interconnected with Applicants' distribution systems (to test the scope of the geographic market);
(2) including versus excluding capacity held by marketers (to avoid double counting of previously released capacity); (3) varying the level of uncommitted capacity in the market (to account for capacity sold at regulated versus unregulated prices); and (4) reducing release capacity volumes (to
                                                                  (continued...)
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Docket No. EC99-106-000               - 6 -


Applicants' analyses show that the upstream delivered gas markets are unconcentrated (i.e., HHI statistics ranging from 307 to 848) and Applicants therefore conclude that the upstream markets are competitive.

      With regard to downstream markets, Applicants point to the fact that Southern Indiana's gas distribution facilities serve only its own generators and Indiana Gas's gas distribution facilities serve only 243 MW of rival electric generation capacity as evidence of their inability to carry out a strategy of raising rival's costs. Finally, Applicants state that a complete analysis of downstream electricity markets is unnecessary due to the de minimis role of delivered natural gas in the production of electricity. In support of this conclusion, Applicants show that: (1) natural gas represents 6 percent of the generation capacity in both Eastern Central Area Reliability region (ECAR) and Southwest ECAR; (2) natural gas represents less than 1 percent of fossil fuel consumption in ECAR, Southwest ECAR and Indiana; (3) gas-fired generators are on the margin between .8 and 1.8 percent of the hours in ECAR and between .2 and
1.2 percent of the hours in Southwest ECAR;(9) and (4) the average capacity factor for gas-fired units is 1.7 percent in ECAR and 1.2 percent in Southwest ECAR.

      Based on the above-described analyses, Applicants conclude that the proposed merger would not adversely affect competition.

            2. Intervenor Protests and Responses

      Huntingburg contends that Applicants' vertical market power in natural gas can be leveraged into transmission and generation market power with respect to captive customers like Huntingburg during peak periods when pipeline capacity is constrained. Specifically, Huntingburg claims that Applicants' vertical market analysis is "overbroad and irrelevant" because it ignores the merged company's market power in unbundled natural gas markets (especially peak storage), wholesale generation (especially spinning reserves) and electric transmission markets.(10)

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      (8) (...continued)
account for release market fluctuations).

      (9) Applicants estimate regional supply curves for both ECAR and Southwest ECAR to support this conclusion.

      (10) Huntingburg Motion for Leave to Intervene and Protest at 4-6.
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Docket No. EC99-106-000              - 7 -


      IOUCC argues that Applicants provided insufficient data to verify their conclusion that the merger poses no potential for vertical power abuse. Specifically, IOUCC contends that Indiana Energy's gas and power marketer ProLiance controls a significant amount of natural gas pipeline capacity on interstate pipelines serving Indiana. IOUCC further claims that Applicants have not shown that ProLiance's market share on any of these pipelines is sufficiently small to satisfy the Commission's merger policy guidelines with regard to ProLiance's ability to influence gas transportation rates on any of the pipelines analyzed. In this regard, IOUCC critiques various aspects of Applicants' upstream delivered gas analyses, including: (1) their failure to demonstrate that pipeline capacity included in relevant upstream markets is a perfect substitute because they aggregate uncommitted capacity across pipelines;
(2) their use of "scenario" analysis in lieu of actual data; and (3) double counting capacity in relevant upstream markets by including release capacity.(11)

      In response, Applicants note that they included supporting data for their conclusions regarding the competitive effects of the proposed merger and argue that IOUCC's protest fails to provide any factual evidence to invalidate Applicant's conclusion that the merger will not adversely affect competition in electricity markets.

            3. Commission Determination

      The Commission agrees with Applicants that the merger does not raise horizontal issues. For the reasons discussed below, we also agree the merged company's consolidation of delivered gas and generation interests will not create or enhance the ability of the merged company to adversely affect prices or output in downstream electricity markets and, as a result, the proposed merger will not adversely affect competition in electricity markets.

      Applicants have demonstrated that the proposed merger involves a relevant upstream product (delivered natural gas) that is used to produce a de minimis amount of electricity in reasonably defined downstream geographic markets. Applicants properly conclude that it would be difficult for the merged firm to adversely affect prices and output in relevant downstream geographic markets. As pointed out by Applicants, this approach is consistent with the Revised Filing Requirements NOPR which describes certain instances when, based on certain limited information, the Commission may

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      (11) IOUCC Motion to Intervene and Protest at 4-13.
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Docket No. EC99-106-000              - 8 -


conclude that a merger clearly presents no vertical competitive concerns.(12) We agree with Applicants' approach and conclusions in this regard and note that they have provided adequate and useful analysis pertaining to the largely extra-marginal role of gas-fired capacity in determining prices in relevant downstream geographic markets.(13) As a result of this showing, we find that the merger does not present vertical competitive concerns related to raising rivals' costs or anticompetitive coordination.(14)

      In response to Huntingburg and IOUCC, we note that their concerns address Applicants' upstream analysis, but do not effectively challenge the critical element of Applicants' analysis, i.e., the conclusion that natural gas is used to produce only a de minimis amount of electricity in downstream markets preventing Applicants from affecting prices and output in downstream electric markets. As a result, we find that Huntingburg's and IOUCC's concerns are adequately addressed by Applicants' analysis which shows that the proposed merger will not affect prices or output in downstream electricity markets.

      D. Effect of the Merger on Rates

      The Merger Policy Statement explains our concern that there be adequate ratepayer protection from adverse rate effects as a result of a merger. It describes various commitments that may be acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and rate reductions.(15)

            1. Applicants' Analysis

      Applicants state that the the proposed merger will not have an adverse effect on rates. According to Applicants, Southern Indiana has five wholesale customers that may be potentially effected by the proposed merger. Southern Indiana provides full

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      (12) See Revised Filing Requirements Under Part 33 of the Commission
Regulations, 63 Fed. Reg. 20,340, FERC Stats. and Regs. P 32,528 at 33,375-76.

      (13) Extra-marginal capacity is capacity available at a cost higher than the market-clearing price.

      (14) Accord, San Diego Gas & Electric Company and Enova Energy, Inc., et al., 79 FERC P 61,372 at 62,566 (1997), order denying reh'g, 85 FERC P 61,037
(1998).

      (15) Merger Policy Statement at 30,123-24.
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Docket No. EC99-106-000              - 9 -


requirements service to Huntingburg and the City of Boonville, Indiana (Boonville).(16) Southern Indiana also provides partial requirements service to the City of Jasper, Indiana (Jasper), firm peaking power to Hoosier Energy, and backup and emergency power to Alcoa Generating Company.(17) To protect wholesale customers from any merger-related costs, Vectren has committed to a hold harmless guarantee that provides that none of the costs arising out of the merger transaction will be used as a vehicle for an increase in its jurisdictional entities' wholesale electric rates.(18) Applicants note that Southern Indiana and ProLiance (Indiana Energy's marketing affiliate) sell power at market-based rates, but maintain that the proposed merger will not have an adverse effect on their market-based rates because those rates are based on the market, not costs, and market forces will assure that rates remain just and reasonable.(19)

            2. Intervenor Protests and Responses

      Huntingburg claims that the proposed merger increases Applicants' ability to impose rates that reflect merger-related costs and excessive stranded costs. Huntingburg also states that Applicants have not addressed the potential impact of the merged company's enhanced market power on the rates charged to Huntingburg or the stranded costs Southern Indiana will claim upon termination of Huntingburg's wholesale requirements contract. Huntingburg further argues that the merger application should be conditioned to hold it harmless from potential increases in fuel, generation and transmission costs and market power of the merged utilities. Huntingburg also requests an open season during which it may terminate its contract with Southern Indiana without exposure to a claim for stranded cost recovery.

      IOUCC claims that Indiana Gas has structured a capacity release and buy back transaction with its affiliates, ProLiance, which permits ProLiance to exceed the

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      (16) Huntingburg has given Southern Indiana a notice of termination, and, as a result, its contract will terminate on March 31, 2001. Boonville has signed an agreement with Southern Indiana that will convert its municipal customers to retail customers of Southern Indiana.

      (17) Jasper is expected to continue to purchase part of its power requirements from Southern Indiana. Southern Indiana's contract with Hoosier Energy will expire on March 15, 2000.

      (18) Application at 23 n. 9.

      (19) See Southern Indiana Gas & Electric Company, 77 FERC (P.) 61,024
(1996) (Southern Indiana received market-based sales rates authorization); see also supra note 4.
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Docket No. EC99-106-000              - 10 -


Commission's maximum rate for released capacity and to circumvent the capacity release competitive bidding process. IOUCC maintains that the proposed merger will permit ProLiance and Southern Indiana to enter into the same type of improper affiliate relationship. IOUCC states that the Commission should reject the proposed merger because it will enhance the ability of the merged companies and their affiliates to avoid the Commission's policies through self-dealing. IOUCC alternatively requests the opportunity for discovery regarding the services provided by ProLiance to Indiana Energy and the corresponding rates and revenues. IOUCC also states that the Commission should consider conditioning the merger on a prohibition that would eliminate the self-dealing arrangements and transactions between the merger applicants and their affiliates.

      In its response to Huntingburg, Applicants commit to freeze the base rate under Huntingburg's contract for the remainder of the term of service.(20) With respect to transmission rates, Applicants commit to a general hold harmless guarantee for a period of four years from the date the merger is consummated whereby Applicants agree to demonstrate that no merger-related transaction or transition costs are included in any rate increase with respect to Southern Indiana's transmission service. Applicants also indicate that they intend to join the Midwest Independent System Operator (Midwest ISO), and that they will commit to make a section 203 filing requesting authorization to transfer control of Southern Indiana's transmission facilities to Midwest ISO before it commences operations.

      In response to Huntingburg's argument regarding stranded costs, Applicants maintain Huntingburg gave notice to terminate its power requirements contract on March 29, 1996, and that it was aware of the prospect of stranded cost liability when it gave its notice of termination. In any case, Applicants state that their merger plans are unrelated to Huntingburg's potential stranded cost liability.

      In response to IOUCC, Applicants maintain that issues regarding services provided by ProLiance to Indiana Gas are not within the Commission's jurisdiction. Applicants state that the contractual arrangement between Indiana Gas and ProLiance has been reviewed by the Indiana Utility Regulatory Commission (Indiana Commission) and found to be consistent with the public interest. Applicants further maintain that they have not violated the Commission's capacity release requirements. Applicants state that if Southern Indiana enters into an agreement with ProLiance similar to that between Indiana

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      (20) Applicants also commit to freeze the base rate in Boonville's contract until the earlier of the contract termination date or April 24, 2001. However, consistent with the terms of both contracts, Applicants reserve the right to pass through any increases in fuel costs.
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Docket No. EC99-106-000              - 11 -


Gas and ProLiance, the reasonableness of the gas costs that Southern Indiana would charge to retail ratepayers would fall within the jurisdiction of the Indiana Commission as does the ProLiance/Indiana Gas contract. Applicants argue that whether Southern Indiana will transfer its pipeline capacity to ProLiance after the merger (in contravention of the Commission's capacity release requirements) is pure speculation, and therefore not ripe for review at this time.

            3. Commission Determination

      We will deny Huntingburg's request for an open season. The Merger Policy Statement identifies a number of ratepayer protection mechanisms available to merging parties, and Applicants have selected the hold harmless option.(21) We find that Applicants' specific hold harmless guarantee, coupled with its general statement of willingness to hold wholesale customers harmless from merger-related costs, satisfies the Commission's ratepayer protection concerns. With respect to Huntingburg's concern over fuel cost increases, the Commission does not require applicants under section 203 to insulate their customers from the rate effects of non merger-related events such as increases in fuel costs pursuant to a fuel adjustment clause as a part of a contractual agreement.(22)

      We also reject Huntingburg's argument as it relates to potential stranded cost increases as a result of the merger. Huntingburg's stranded cost obligation, if any, pertains to a notice of termination that was given by Huntingburg to Southern Indiana prior to the filing of this merger, and Huntingburg has failed to demonstrate how the proposed merger could lead to an increase in its stranded cost obligation. Because Huntingburg's potential stranded cost obligation is unrelated to the merger, we reject Huntingburg's request to be relieved of that obligation.(23)

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      (21) Merger Policy Statement at 30,124.

      (22) See Jersey Central Power & Light Co., 87 FERC (P.) 61,014 at 61,038
(1999); Boston Edison Company, 82 FERC (P.) 61,017 at 61,054-55 (1998).
Moreover, Huntingburg may file a complaint under section 206 of the FPA, 16 U.S.C. ss. 824e (1994), if it believes that the fuel adjustment clause needs to be revised as a result of the proposed transaction.

      (23) Accord Duke Power Co., 79 FERC (P.) 61,236 at 62,041 (1997) (customer will not be allowed to avoid payment of stranded costs if those costs are unrelated to the merger).
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Docket No. EC99-106-000              - 12 -


      We will reject IOUCC's request for relief concerning ProAliance. IOUCC's allegations regarding the ProLiance/Indiana Gas arrangement pre-date this merger, and are unrelated to the instant transaction. In addition, IOUCC's concern that, after the merger, Southern Indiana will enter into a similar contractual arrangement with its new affiliate ProLiance is purely speculative, and therefore premature. In any event, a section 203 proceeding is not the proper forum to address existing or potential alleged violations of the Commission's capacity release rules.

      After consideration, we conclude that the proposed merger will not adversely affect rates.

      E. Effect on Regulation

      As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission
(SEC). We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and the state raises concerns about the effect of the merger on regulation.(24)

      Applicants maintain that the proposed merger will not have an adverse effect on regulation. Applicants state that after the merger, the Commission will continue to regulate the wholesale rates and transmission service of Southern Indiana, and ProLiance will remain subject to the Commission's authority over public utilities. Additionally, Southern Indiana's retail rates will continue to be regulated by the Indiana Commission, and the Indiana Commission's regulatory jurisdiction over the natural gas sales, transmission and distribution activities of both Southern Indiana and Indiana Gas will be unaffected by the merger.(25)

      Applicants further maintain that the proposed merger will not result in the formation of a registered public utility holding company under PUHCA, and thus, the Commission's jurisdiction over Southern Indiana and ProLiance will not be affected. In support, Applicants note that SIGCORP and Indiana Energy are currently exempt public utility holding companies under PUHCA, and that post-merger, they will seek to obtain an exemption for Vectren as a public utility holding company under PUHCA section

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      (24) Merger Policy Statement at 30,124-25.

      (25) Applicants note that an application for approval of the merger transaction has been submitted to the Indiana Commission. Application at 28.

Docket No. EC99-106-000              - 13 -


3(a)(1). In addition, Applicants commit, regardless of whether or not Vectren receives exempt status under PUHCA or becomes a registered holding company, to abide by our policies with respect to intra-corporate transactions.

      Accordingly, we find that the proposed merger, with Applicants' commitment, will not have an adverse effect on regulation.

      F. Accounting Issues

      According to the application, the merger will take place at the holding company level, with no effect to on the account balances or financial statements of Southern Indiana. For this reason, Applicants request a waiver of the requirement to file their accounting for the merger. Based on Applicants' assertion that Southern Indiana's account balances and financial statements will not be affected by the merger and the understanding that Southern Indiana will continue to maintain its accounts in accordance with the Commission's Uniform System of Accounts, we will grant the waiver of the requirement to file accounting related to the merger.

The Commission orders:

      (A) The proposed disposition of jurisdictional facilities is hereby authorized subject to the commitments and conditions discussed in the body of this order.

      (B) The request for waiver of the requirement to file accounting related to the merger is hereby granted.

      (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

      (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

      (E) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.
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Docket No. EC99-106-000              - 14 -


      (F) Applicants shall notify the Commission that the merger has occurred within 10 days of the date the merger is consummated.

By the Commission.

(SEAL)


                                        /s/ David P. Boergers
                                        David P. Boergers,
                                           Secretary.